

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Ms. Kay Krill
Chief Executive Officer
Ann Inc.
7 Times Square
New York, NY 10036

> **Re: Ann Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 9, 2012**
> **File No. 001-10738**

Dear Ms. Krill:

  We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Selling, General and Administrative Expenses, page 23

1. We note from your disclosure on page 68 in the notes to the consolidated financial statements that you incurred $5.5 million in pre-tax charges during the fourth quarter of 2011 related to a "management realignment". Please provide us with, and confirm in future filings you will revise to provide, a detailed discussion of the "management realignment", as well as, the nature of the expenses included in this charge.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining